UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

August 11, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Changes to the Board of Directors

Buenos Aires, August 11, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces that on the date hereof Luis Miguel Sas has submitted his resignation from his positions as Regular Director and Chief Financial Officer for personal reasons.

At the meeting held today the Board of Directors accepted Sas’ resignation and appointed Maelcio Mauricio Soares to replace him.

Maelcio Mauricio Soares comes from Banco do Brasil where he was responsible for the Pernambuco State Superintendency for Retail Banking and Government since September 2013. In 2012 and 2013 he was responsible for Maranhão State Superintendency for Retail Banking and Government and previously, between 2008 and 2011, he served as General Manager of Banco do Brasil in the Republic of Argentina.

He graduated as Mechanical Engineer from Fundación Técnico-Educacional Souza Marques in 1984. He performed postgraduate studies in Corporate Finance at the Brazilian Institute of Capital Markets (1998) and obtained a Master’s degree in Business Administration for Senior Executives from the Catholic University of Río de Janeiro (2001).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 08/11/2015

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney